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                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-14328

(Check one):            / /Form 10-K and Form 10-KSB               / /Form 11-K

/ /Form 20-F           /X/ Form 10-Q and Form 10-QSB              / / Form N-SAR

For period ended               DECEMBER 31, 1999
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/ / Transition Report on Form 10-K and Form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR

For the transition period ended

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant           ZING TECHNOLOGIES, INC.
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Former name if applicable
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                               115 STEVENS AVENUE
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            Address of principal executive office (STREET AND NUMBER)

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City, State and Zip Code                VALHALLA, NY 10595
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/    (b)   The subject annual report, semi-annual report, transition report on
Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ /    (c)   The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The financial personnel of the registrant have been substantially engaged in matters antecedent to the tender offer which was commenced by International Rectifier Corporation on February 7, 2000, and the merger agreement entered into between registrant and International Rectifier on January 27, 2000 and was thus unable to complete the financial analysis necessary to file the quarterly report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        DAVID LERNER                                         212-735-8609
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     (Name)                                   (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  /X/ Yes  / /No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ Yes / / No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects to report an increase in sales revenue for the three month period ended December 31, 1999 of $300,000, and an increase in net after-tax income of $2.5 million over the comparable fiscal year 1999 three month period. The increase in net income was due to an additional $4 million in realized gains on the sale of portfolio securities.

For the six month period ended December 31, 1999, registrant expects to report an increase in revenues of $400,000, and an increase in net after-tax income of $3.2 million, due principally to an increase in realized gains on portfolio securities from $400,000 in the period ended December 31, 1998 to $4.4 million in the period ended December 31, 1999.

                             ZING TECHNOLOGIES, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  FEBRUARY 14, 2000                        By   /s/ Martin S. Fawer
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                                                  Name: Martin S. Fawer
                                                  Title: Chief Financial Officer

     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


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